UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BEACON TOPCO, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

18978T106

(CUSIP Number of Class of Securities)

William Enright

20400 Century Boulevard, Suite 210
Germantown, MD 20871

(443) 917-0966

With a copy to:

Robert Puopolo; Blake Liggio
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (together with any exhibits attached hereto, this “Amendment No. 2”), is filed by being filed by Beacon Topco, Inc., a Delaware corporation (“Beacon Topco” or the “Company”) and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on September 15, 2026 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the Company’s offer to purchase for cash up to an aggregate purchase price of $15 million of shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $6.6609 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 15, 2026 (the “Offer to Purchase”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 2 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Offer to Exchange.

Items 1 through 9 and 11.

1.	Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference information contained in the Offer to Purchase, are hereby supplemented and amended as follows:

“The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on September 29, 2026, is being extended in accordance with the Merger Agreement 5:00 p.m., New York City time, on October 12, 2026, unless further extended in accordance with the Merger Agreement. The Depository for the Offer has advised Beacon Topco that as of close of business on September 28, 2026, a total of 662,263 Shares were properly tendered and not properly withdrawn in the Offer, representing approximately 14.59% of the outstanding Shares. The Offer was extended to allow additional time for the Company to pursue the previously disclosed private placement of equity, debt, or alternative financings of up to $60 million.”

2.	Amendments to the Exhibits to the Schedule TO:

All references to “5:00 p.m., New York City Time, on September 29, 2026” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Form Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with references to “5:00 p.m., New York City Time, on October 12, 2026.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ William Enright
		Name:	William Enright
		Title:	Chief Executive Officer
Date: September 29, 2026